BRIDGE LOAN  AGREEMENT

THIS  AGREEMENT  dated  as  of  August  20,  2012,  between  Quantitative  Alpha  Trading  Inc.  (the

"Borrower") and Mobile Integrated Systems, Inc. (the "Lender").

WHEREAS  the  Borrower  and  the  Lender  have  agreed  to  enter  into  a  business  combination transaction  to  be  effected  by  way  of  plan  of  arrangement  whereby  the  Lender,  through  its  wholly-owned subsidiary  2338584  Ontario  Inc.  ("Newco"),  will  acquire  all  of  the  outstanding  common  shares  in  the capital of the Borrower and the Borrower and Newco will amalgamate;

AND  WHEREAS  the  Lender  wishes  to  provide  this  credit  facility  to  the  Borrower  to  finance  the costs of certain ordinary course business operating expenses until the Closing Date (as defined below);

NOW  THEREFORE  in  consideration  of  the  covenants  and  agreements  herein  contained  and other  good  and  valuable  consideration,  the  receipt  and  sufficiency  of  which  are  hereby  conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.

INTERPRETATION

1.1.

Definitions.  In  this  Agreement,  the  following  terms  shall  have  the  meanings  set  forth below (unless something in the subject matter or context is inconsistent therewith):

1.1.1.    Advance means the extension of credit hereunder by the Lender to the Borrower by way of the making of a Loan.

1.1.2.    Agreement  means  this  bridge  loan  agreement,  as  amended,  supplemented,

modified or restated from time to time.

1.1.3.    Arrangement   Agreement   means   the   arrangement   agreement   among   the

Borrower, the Lender and Newco dated August 20, 2012.

1.1.4.    Borrower  IP  Assets  shall  mean  and  include  all  algorithms  of  the  Borrower,

application  keys,  application  programming  interfaces,  apparatus,  databases  and

data   collections,   diagrams,   formulae,   graphics,   inventions   (whether   or   not

patentable),  know-how,  logos,  marks  (including  brand  names,  product  names,

logos, and  slogans), methods, network  configurations  and architectures, net  lists,

processes,   proprietary   information,   protocols,   psd   source   files,   schematics,

specifications,  software,  software  code  (in  any  form  including  source  code  and executable  or  object  code),  subroutines,  techniques,  three-dimensional  models,

URLs,   user   interfaces,   web   sites,   works   of   authorship,   and   other   forms   of

technology  (whether  or  not  embodied  in  any  tangible  form  and  including  all tangible  embodiments  of  the  foregoing  such  as  instruction  manuals,  prototypes,

samples, studies, and summaries).

1.1.5.    Budget  means  a  budget  prepared  by  the  Borrower,  attached  to  a  drawdown notice  and delivered  to  the  Lender,  setting out the  budget for the operation  of  the business and assets of the Borrower.

1.1.6.    Charge   means   the   security   interests,   assignments,   mortgages   and   charges

created hereunder.

1.1.7.    Closing  Date  means  the  date  on  which  the  Transaction  closes  provided  that  if the  Transaction  fails  to  close  on  or  before  December  31,  2012,  the  Closing  Date shall  mean  December  31,  2012  or  such  other  dates  as  otherwise  agreed  to  in writing by the Borrower and the Lender.

1.1.8.    Collateral  means  all  of  the  present  and  future  property  of  the  Borrower  listed  in

Section 4.1.

1.1.9.    Costs has the meaning ascribed thereto in Section 3.4.1.

1.1.10.  Credit Facility has the meaning ascribed thereto in Section 2.1.

1.1.11.  Disclosure  Letter  means  the  disclosure  letter  dated  on  or  around  the  date hereof  delivered  by  the  Borrower  to  the  Lender  in  respect  of  the  Arrangement

Agreement  as  amended,  supplemented  or  otherwise  agreed  to  between  the

Borrower and the Lender prior to the Closing Date.

1.1.12.  Effective  Date  means  the  date  on  which  the  Borrower  has  satisfied  (or  the

Lender has waived) the conditions precedent set forth in Section  5.1 hereof.

1.1.13.  Event of Default means each of the events described in Section  8.

1.1.14.  Governmental Authority means:

1.1.14.1.      any    government,    parliament    or    legislature,    any    regulatory   or

administrative  authority,  agency,  commission  or  board  and  any  other statute,  rule  or  regulation  making  entity  having  jurisdiction  in  the relevant circumstances;

1.1.14.2.      any  Person  acting  under  the  authority  of  any  of  the  foregoing  or under a statute, rule or regulation thereof; and

1.1.14.3.      any  judicial,   administrative   or   arbitral   court,   authority,   tribunal   or

commission having jurisdiction in the relevant circumstances.

1.1.15.  Governmental  Authorization  means,  in  respect  of  any  transaction,  Person  or event,  any  authorization,  exemption,  license,  permit,  franchise  or  approval  from,

or  any  filing  or  registration  with,  any  Governmental  Authority  applicable  to  such transaction,  Person  or  event  or  to  any  of  such  Person's  business,  undertaking  or

property   and   "Governmental   Authorizations"   means   any   and   all   of   the

foregoing.

1.1.16.  Intellectual   Property   of   any   Person   means   all   patents,   trademarks,   trade

names,    service    marks,    copyrights,    industrial    designs,    integrated    circuit

topography,   computer   programs   and   software,   trade   secrets,   know-how,   all

licenses  or  any  other  rights  in  any  of  the  foregoing  and  all  other  industrial  or intellectual  property  used  in  connection  with  the  business  of  such  Person  of whatsoever  nature  or  kind,  whether  registered  or  unregistered  and  in  whatever form or medium, tangible or intangible;

1.1.17.  Interest Rate means an annual interest rate of 12%.

1.1.18.  Loan  means  an  Advance  in  Cdn.  Dollars  with  a  rate  of  interest  equal  to  the

Interest Rate.

1.1.19.  Loan  Documents  means  this  Agreement  and  all  other  agreements,  instruments and documents contemplated or provided for hereunder or thereunder.

1.1.20.  Material Adverse Change means a material adverse change in:

1.1.20.1.      the  financial  condition  of  the  Borrower  and  the  Subsidiaries  taken  as a whole,

1.1.20.2.      the  ability  of  the  Borrower  to  perform  its  obligations  under  any  of  the

Loan Documents,

1.1.20.3.      the  property,  business,  operations  or  liabilities  of  the  Borrower  and the Subsidiaries taken as a whole,

1.1.20.4.      the validity or enforceability of any Loan Document, or

1.1.20.5.      the  priority  ranking  of  the  Charge,  or  the  rights  or  remedies  intended or  purported  to  be  granted  to  the  Lender  under  or  pursuant  to  this

Agreement or any other Loan Document.

1.1.21.  Material  Adverse  Effect  means  any event,  circumstance,  occurrence  or  change which has or could reasonably be expected to have a material adverse effect on:

1.1.21.1.      the  financial  condition  of  the  Borrower  and  the  Subsidiaries  taken  as a whole,

1.1.21.2.      the  ability  of  the  Borrower  to  perform  its  obligations  under  any  of  the

Loan Documents to which it is a party,

1.1.21.3.      the  property,  business,  operations  or  liabilities  of  the  Borrower  and the Subsidiaries taken as a whole,

1.1.21.4.      the validity or enforceability of any Loan Document, or

1.1.21.5.      the  priority  ranking  of  the  Charge,  or  the  rights  or  remedies  intended or  purported  to  be  granted  to  the  Lender  under  or  pursuant  to  this

Agreement or any other Loan Document.

1.1.22.  Maturity Date  means the  earlier  of  (i) the Closing Date; or (ii) the  date  that is the day immediately after an Event of  Default has occurred and  is  continuing and the curative time periods (as applicable) provided for in Section 8 have expired.

1.1.23.  Maximum Amount has the meaning ascribed thereto in Section 2.1.

1.1.24.  Obligations  means  all  indebtedness,  liabilities  and  obligations  of  the  Borrower

under   any   Loan   Document,   including,   without   limitation,   payment   of   the

Outstanding  Principal,  interest  thereon  and  interest  on  overdue  interest,  and payment of all other amounts required to be paid by the Borrower pursuant to this

Agreement,    and    compliance   by   the    Borrower    with    all   other   covenants,

indemnities,   terms,   conditions,   agreements   and   other   requirements   herein

contained.

1.1.25.  Outstanding  Principal  means,  at  any  time  the  aggregate  outstanding  principal amount of all Loans.

1.1.26.  Person  means an individual, a  partnership,  a corporation, a company, a trust, an unincorporated organization, a union, a government or any department or agency

thereof   (collectively   an   "entity")   and   the   heirs,   executors,   administrators,

successors, or other legal representatives, as the case may be, of  such entity.

1.1.27.  Subsidiary  means  the  subsidiaries  of   the  Borrower  listed  in  the   Disclosure

Letter.

1.1.28.  Transaction means the proposed business combination transaction between the

Borrower  and  the  Lender  to  be  effected  by  way  of  a  plan  of  arrangement  under the  Business  Corporations  Act  (Ontario),  as  contemplated  by  the  Arrangement

Agreement.

1.2.

Headings,   etc.   The   division   of   this   Agreement   into   Sections   and   the   insertion   of

headings  are  for  convenience  of  reference  only  and  shall  not  affect  the  construction  or

interpretation  of  this  Agreement.   The  terms  "this  Agreement",  "hereof",  "hereunder"  and similar  expressions  refer  to  this  Agreement  and  not  to  any  particular  Section  or  other portion hereof and include any agreements supplemental hereto.

1.3.

Severability.  If  any  provision  of  any  of  this  Agreement  or  any  part  thereof  is  found  or determined  to  be  invalid,  illegal  or  unenforceable,  such  provision  shall  be  severable  from this Agreement and the remainder of  this Agreement shall be construed as if such invalid,

illegal or unenforceable provision or part had been deleted therefrom.

1.4.

Governing  Law.   This  Agreement  shall  be  governed  by  and  construed  in  accordance with the laws of the Province of Ontario and federal laws of Canada applicable therein.

1.5.

Effective  Date.   This  Agreement  shall  become  effective  as  of  the  date  first  referenced above.

2.

Credit Facility

2.1.

Credit  Facility.  Subject  to  the  provisions  hereof,  the  Lender  shall  make  available  to  the

Borrower   a   non-revolving   term   credit   facility   (the   "Credit   Facility")   in   a   maximum

aggregate principal amount not to exceed Cdn. $800,000 (the "Maximum Amount"). The

Borrower  may  obtain  Advances  under  the  Credit  Facility  by  way  of  Loans;  provided  that,

at  no  time  shall  the  aggregate  principal  amount  outstanding  under  the  Credit  Facility exceed  Cdn.  $800,000.  Loans  shall  be  made  in  Cdn.  Dollars  and  at  the  time  and  in  the manner  requested  by  the  Borrower,  subject  to  this  Agreement  and  upon  fulfilment  of  all conditions precedent to the making of such Loans.

2.2.

Advances.  Subject  to  the  provisions  hereof,  the  Borrower  may  request  Advances  under the  Credit  Facility  by  delivering  to  the  Lender  a  drawdown  notice  in  the  form  attached  as

Schedule  "A"  hereto  before  9:00 a.m.  (Toronto  time)  at  least  two  business  days  prior  to

the  requested  date  of  such  Advance.   Each  Advance  by the  Borrower  shall  be  requested

and  made  available  in  a  minimum  amount  of  not  less  than  $50,000  and  in  multiples  of

$10,000  thereafter.   Each  drawdown  notice  must  be  accompanied  by  a  Budget  which  is consented to by the Lender.

2.3.

Loans.    Loans  shall  be  made  in  Cdn.  Dollars   and  at  the  time  and  in  the  manner

requested by the Borrower, subject to this Agreement and upon fulfilment of all conditions

precedent  to  the  making  of  such  Loans.   The  Lender  shall  open  and  maintain  books  of

account  evidencing  all  Advances  and  all  other  amounts  owing  by  the  Borrower  to  the

Lender  hereunder.   The  Lender  shall  enter  in  the  foregoing  books  of  accounts  details  of

all   applicable   amounts   from   time   to   time   owing,   paid   or   repaid   by   the   Borrower

hereunder.   The  information  entered  in  the  foregoing  books  of  accounts  shall  constitute prima  facie  evidence  of  the  Obligations  owing  from  time  to  time  by  the  Borrower  to  the

Lender hereunder.

2.4.

Availability. Advances shall be made at the sole discretion of the Lender notwithstanding any  other  provision  of  this  Agreement  and  the  Lender  shall  be  under  no  obligation  to make  any  Advance  notwithstanding  the  Borrower  has  fulfilled  the  requisite  conditions precedent  to  any such  Advance.  The  Lender  may,  from  time  to  time,  in  its  sole  discretion cancel  any  availability  under  the  Credit  Facility  hereunder  by  providing  written  notice  of such reduction and/or cancellation to the Borrower.

2.5.

Use  of  Proceeds.    Other  than  for  interest  capitalized  hereunder,  Advances  under  the

Credit Facility shall be used only:

2.5.1.    for  ordinary  course  business  operating  expenses  relating  to  the  Transaction including transaction costs, historical obligations  and other expenses with respect to  the  business  and  assets  of  the  Borrower  from  the  date  of  this  Agreement  until the Closing Date; and

2.5.2.    in accordance with the uses outlined in the Budget.

3.

PAYMENTS

3.1.

Maturity  Date.  Subject  to  the  Lender's  rights  under  Section  8.2,  the  Borrower  shall,  on the  Maturity  Date,  repay  the  outstanding  principal  amounts  of  all  Loans  under  the  Credit

Facility (including, for certainty, the accrued interest thereunder) and all other Obligations.

On  the  Maturity Date,  the  commitment  of  the  Lender  to  make  Advances  under  the  Credit

Facility  shall  terminate  and  any  availability  thereunder  shall  be  immediately  cancelled.

The  Maturity  Date  may  be  extended  at  the  request  of  the  Borrower  with  the  consent  of the  Lender,  at  its  sole  discretion,  for  such  period  and  on  such  terms  as  the  Borrower  and the Lender may agree.

3.2.

No Prepayment. The Borrower shall not be entitled to make any prepayment of any or all of the Obligations prior to Maturity Date, unless, simultaneous with any such prepayment,

the  Borrower  pays  to  the  Lender  an  amount  equal  to  three  months  interest  on  the

principal  amount  of   any  such  prepayment,  less  the  amount  of   any  interest,   if   any,

previously paid to the Lender in respect of such principal amount.

3.3.

Interest.

3.3.1.    The  Borrower  shall  pay  to  the  Lender  interest  in  Cdn.  Dollars  on  its  Loans

outstanding  from   time  to   time  at   the   Interest  Rate.     Such  interest   shall   be

calculated  on  the  principal  amount  of  each  Loan  and  on  the  basis  of  the  actual number of days each such Loan is outstanding in a year of 365 days  and shall be capitalized  and  added  to  Outstanding  Principal  Amount  in  arrears  on  the  last business day of each month.

3.3.2.    Each   determination   by  the   Lender   of   the   amount   of   interest,   fees   or   other

amounts  due  from  the  Borrower  hereunder  shall  be  prima  facie  evidence  of  the accuracy of such determination.

3.3.3.    All  interest,  fees  and  other  amounts  payable  by  the  Borrower  hereunder  shall accrue  daily,  be  computed  as  described  herein,  and  be  payable  after  demand,

maturity, default and judgment.

3.3.4.    To  the  maximum  extent  permitted  by  law,  the  covenant  of  the  Borrower  to  pay interest  at  the  rates  provided  herein  shall  not  merge  in  any  judgment  relating  to any obligation of the Borrower to the Lender.

3.3.5.    Upon  the  occurrence  and  during  the  continuance  of  any  Event  of  Default,  the

Interest Rate shall increase to 18%.

3.3.6.    In  no  event  shall  any  interest,  fees  or  other  amounts  payable  hereunder  exceed

the  maximum  rate  permitted  by  law.   If  any  such  interest  or  fee  exceeds  such

maximum   rate,  such  interest  or  fee  shall  be  reduced  to   the  maximum   rate

recoverable  under  law  assuming  that  the  parties  had  agreed  to  such  amount  by contract.

3.3.7.    For the purposes of the Interest Act (Canada):

3.3.7.1.

the  principle  of  deemed  reinvestment  of  interest  shall  not  apply  to any interest calculation under this Agreement;

3.3.7.2.

the  rates  of  interest  specified  in  this  Agreement  are  intended  to  be nominal rates and not effective rates; and

3.3.7.3.

unless   otherwise   stated,   the   rates   of   interest   specified   in   this

Agreement  are  to  be  calculated  on  the  basis  of  a  calendar  year  of

365 days.

3.4.

Fees.

3.4.1.    The  Borrower  shall  pay  all  reasonable  out-of-pocket  expenses,  incurred  by  the

Lender  in  connection  with  the  Credit  Facility,  including  those  with  respect  to  any enforcement  of  the  terms  hereof  or  otherwise  incurred  in  connection  with  the

Credit  Facility  (collectively,  the  "Costs").  The  Costs  shall  constitute  Obligations hereunder and shall be payable on the Maturity Date.

4.

SECURITY

4.1.

Obligations  Secured.  As  continuing  security  for  the  due  payment,  observance  and performance of all of the Obligations, including Costs, the Borrower hereby:

4.1.1.    personal  property:   grants,  assigns,  conveys,  transfers,  mortgages  and  charges as  and  by  way  of  first  fixed and  specific  mortgage  and  charge  to  and  in  favour  of the Lender, and hereby grants to the Lender a continuing security interest in all of the  Borrower's  present  and  after-acquired  personal  property  and  rights  thereto and  therein  (including  all  present  and  after-acquired  intellectual  property  and rights  thereto  and  therein,  all  present  and  after-acquired  electronic  information and  electronic  information  storage  and  computer  systems,  all  present  and  after-

acquired    franchises,    privileges,    permits,    grants,    licences,    authorizations,

contracts  and  agreements,  and  all  goods,  chattel  paper,  investment  property,

documents of title, instruments, money and intangibles, wherever located);

4.1.2.    increases   and   additions:     for   certainty,   grants,   assigns,   conveys,   transfers,

mortgages  and  charges  as  and  by  way  of  a  first  fixed  and  specific  mortgage  and

charge  to  and  in  favour  of  the   Lender,  and  hereby  grants  to  the  Lender  a

continuing  security  interest  in,  all  increases,  additions,  accretions,  attachments,

parts,  profits  and  accessions  to  any  of  the  foregoing  property,  together  with  all substitutions for and replacements and renewals of any of the foregoing property;

4.1.3.    proceeds:   grants,  assigns,  conveys,  transfers,  mortgages  and  charges  as  and by  way  of  a  first  fixed  and  specific  mortgage  and  charge  to  and  in  favour  of  the

Lender,  and  hereby  grants  to  the  Lender  a  continuing  security  interest  in,  all proceeds  derived  directly  or  indirectly  from  any  dealing  with  any  of  the  foregoing property  (or  any  dealing  with  such  proceeds),  whether  or  not  of  the  same  type,

class or kind as the original property, including any right to an insurance payment or  any  other  payment  as  indemnity  or  compensation  for  loss  or  damage,  and payments made in the total or partial discharge of an intangible, chattel paper, an instrument or a security; and

4.1.4.    real property: grants, assigns, conveys, transfers, mortgages and charges as and by  way  of  a  first  floating  mortgage,  charge  to  and  in  favour  of  the  Lender,  and

hereby   grants   to   the   Lender   a   continuing   security   interest   over   all   of   the

Borrower's  present  and  after-acquired  right,  title,  estate  and  interest  (whether freehold,  leasehold,  profit à  prendre  or otherwise,  and  whether legal or equitable,

corporeal   or   incorporeal)   in   and   to   all   real   property,   buildings,   structures,

improvements,  expansions,  erections,  works  and  fixtures,  wherever  located,  and all  accretions  and  accessions  thereto,  substitutions  therefor,  and  all  proceeds thereof;

provided that  the  Charge  shall not:   (i) extend,  include  or apply to  the  last day of  the term of  any other lease now held or hereafter acquired by the  Borrower, but should the  Lender enforce  the  Charge,  the  Borrower  shall  thereafter  stand  possessed  of  such  last  day  and shall hold it in trust to assign the same to any person acquiring such term  in the course of the  enforcement  of  the  Charge  or  (ii) render  the  Lender  liable  to  observe  or  perform  any term,  covenant  or  condition  of  any  agreement,  document  or  instrument  to  which  the

Borrower is a party or by which it is bound.

4.2.

Attachment  of  Security  Interest.  The  Borrower  acknowledges  that  value  has  been given and agrees that the security interest granted hereby shall attach when the  Borrower signs  this  Agreement  and  the  Borrower  has  any  rights  in  the  Collateral  except  for  after-

acquired  Collateral  which  the  security  interest  granted  hereby  shall  attach  when  the

Borrower has rights in such Collateral.

4.3.

Crystallization  of  Floating  Charge.  Without  limiting  its  rights  hereunder  to  crystallize and  fix  the  floating  charge  created  by  Section  4.1.4  in  any  other  manner  or  the  powers,

rights and remedies of the  Lender hereunder in respect of the Collateral, the  Lender may,

at  any  time  and  from  time  to  time,  crystallize  and  fix  such  floating  charge  in  respect  of  all or  a  portion  of  the  property  subject  thereto  by  giving  notice  to  the  Borrower  thereof,

without  any  requirement  for  further  intervention  by  the  Lender  (whether  by  the  taking  of

possession,  the  appointment  of  a  Receiver  or  otherwise).    To  the  extent  permitted  by

applicable law, but not in limitation of  any occurrences that at law cause a floating  charge security  to  crystallize  or  become  fixed,  the  Borrower  agrees  that  the  floating  charge security  created  by  Section  4.1.4  shall  crystallize  and  become  fixed  immediately  and without  any  requirement  for  any  notice  or  intervention  on  the  part  of  the  Lender,  if  an

Event  of  Default  occurs.   The  Borrower  shall  execute  such  further  documents,  make  all filings and registrations, provide such legal opinions and do all acts reasonably requested

by  the  Lender  to  give  effect  to  the  foregoing.   The  Borrower  shall,  forthwith  on  demand

being  made  by  the  Lender,  pay  all  reasonable  fees,  costs  and  expenses  incurred  by  the

Lender  or  its  agents  in  connection  with  the  filing,  registering  and  depositing  of  this

Agreement  and  all  such  supplementary  and  corrective  instruments  and  all  additional mortgage and security documents.  The fees, costs and expenses incurred by the  Lender

or   its   agents   hereunder   shall   be   secured   hereby   and   shall   become   part   of   the

Obligations.

4.4.

Remedies.  Upon  the  occurrence  and  during  the  continuance  of  any  Event  of  Default  any or  all  security  granted  hereby  shall,  at  the  option  of  the  Lender,  become  immediately enforceable  and,  in  addition  to  any  right  or  remedy  provided  by  applicable  law,  the

Lender  will  have  the  rights  and  remedies  set  out  below,  all  of  which  rights  and  remedies will  be  enforceable  successively,  concurrently,  or  both,  and  are  in  addition  to  and  not  in substitution for any other rights or remedies the Lender may have:

4.4.1.    the  Lender  may  by  appointment  in  writing  appoint  a  receiver  or  receiver  and manager  (each  herein  referred  to  as  the  Receiver)  of  the  Collateral  (which  term

when   used   in   this   Section 4.4   shall   include   the   whole   or   any   part   of   the

Collateral)  and  may  remove  or  replace  such  Receiver  from  time  to  time  or  may institute  proceedings  in  any  court  of  competent  jurisdiction  for  the  appointment  of a  Receiver  of  the  Collateral;  and  the  term  “Lender”  when  used  in  this  Section 4.4 shall  include  any  Receiver  so  appointed  and  the  agents,  officers  and  employees of  such  Receiver;  and  the  Lender  shall  not  be  in  any  way  responsible  for  any misconduct or negligence of any such Receiver;

4.4.2.    the  Lender  may  take  possession  of  the  Collateral  and  require  the  Borrower  to

assemble  the  Collateral  and  deliver  or  make  the  Collateral  available   to  the

Lender at such place or places as may be specified by the  Lender;

4.4.3.    the Lender may take such steps as it considers desirable to maintain, preserve or protect the Collateral;

4.4.4.    the  Lender  may  carry  on  or  concur  in  the  carrying  on  of  all  or  any  part  of  the business of the Borrower;

4.4.5.    the  Lender  may enforce  any rights  of  the  Borrower  in  respect  of  the  Collateral  by any manner permitted by applicable law;

4.4.6.    the  Lender   may  sell,   lease  or  otherwise  dispose   of   the  Collateral  at   public

auction,  by  private  tender,  by  private  sale  or  otherwise  either  for  cash  or  upon credit  upon  such  terms  and  conditions  as  the  Lender  may determine  and  without notice  to  the  Borrower  unless  required  by  applicable  law  and  may  execute  and deliver to the purchaser or purchasers of the Collateral or any part thereof a good and  sufficient  deed  or  conveyance  or  deeds  or  conveyances  for  the  same,  any officer  or  duly  authorized  representative  of  the  Lender  being  hereby  constituted the  irrevocable  attorney of  the  Borrower  for  the  purpose  of  making  such sale  and executing  such  deeds  or  conveyances,  and  any  such  sale  made  as  aforesaid shall  be  a  perpetual  bar  both  in  law  and  in  equity  against  the  Borrower  and  all other  persons  claiming  all  or  any  part  of  the  Collateral  by,  from,  through  or  under the Borrower;

4.4.7.    the  Lender  may  accept  the  Collateral  in  satisfaction  or  partial  satisfaction  of  the

Obligations  upon  notice  to  the  Borrower  of  its  intention  to  do  so  in  the  manner required by applicable law;

4.4.8.    the Lender  may borrow money on the security of  the  Collateral for the purpose of

the   carrying   on   of   the   business   of   the   Borrower   or   for   the   maintenance,

preservation, protection or realization of the Collateral in priority to the Charge;

4.4.9.    the  Lender  may enter  upon,  occupy and  use  all  or  any  of  the  Collateral  occupied by  the  Borrower  and  use  all  or  any  of  the  Collateral  for  such  time  as  the  Lender requires  to  facilitate  the  realization  of  the  Collateral,  free  of  charge,  and  the

Lender  will  not  be  liable  to  the  Borrower  for  any  neglect  in  so  doing  (other  than gross  negligence  or  wilful  misconduct  on  the  part  thereof)  or  in  respect  of  any rent, charges, depreciation or damages in connection with such actions;

4.4.10.  the  Lender  may  charge  on  its  own  behalf  and  pay  to  others  all  amounts  for expenses  incurred  and  for  services  rendered  in  connection  with  the  exercise  of the rights and remedies hereunder, including, without limiting the generality of the foregoing,  reasonable  legal,  Receiver  and  accounting  fees  and  expenses,  and  in every  such  case  the  amounts  so  paid  together  with  all  costs,  charges  and expenses  incurred  in  connection  therewith,  including  interest  thereon  at  a  rate per annum  equal  to the Interest Rate  plus 3%, shall  be added to and form  part of the Obligations hereby secured; and

4.4.11.  the  Lender  may  discharge  any  claim,  lien,  encumbrance  or  any  rights  of  others that may exist or be threatened against the Collateral, and in every such case the

amounts  so  paid  together   with  all  reasonable  costs,  charges  and  expenses

incurred   in   connection   therewith   shall   be   added   to   the   Obligations   hereby

secured.

4.5.

Further  Security.  The  Lender  may  require  the  Borrower,  and  the  Borrower  agrees,  to execute  and  deliver  security  documents  granting  certain  liens  in  favour  of  the  Lender  but

the  Lender  shall  have  no  obligation  to  formalize  or  perfect  its   security  beyond  this

Agreement.

4.6.

Registration  of  Security.  The  security  granted  by  this  Section  4  will  be  registered  in such  public  offices  in  Canada  and  any  political  subdivision  thereof,  as  the  Lender  may from  time  to  time  require  to  protect  the  Liens  created  thereby,  at  any  time  and  from  time to time in the sole discretion of the Lender at the sole cost of the Borrower.  The Borrower will assist the Lender in  the  registration  or recording  of  such agreements and  instruments in such public registry offices thereof  as the Lender, acting reasonably, deems necessary to give full force and effect to this Section 4.6.

5.

CONDITIONS PRECEDENT TO EFFECTIVENESS

5.1.

Conditions   Precedent   to   Agreement.   As   conditions   precedent   to   this   Agreement

becoming  effective,  the  following  conditions  shall  be  satisfied  (or  waived  in  writing  by  the

Lender):

5.1.1.    the Borrower shall deliver or cause to be delivered to the Lender the following:

5.1.1.1.

an executed copy of the Arrangement Agreement;

5.1.1.2.

an executed copy of this Agreement; and

5.1.1.3.

such     other     documents,     consents,     acknowledgements     and

agreements  as  may  be  reasonably  requested  by  the  Lender  or  its counsel.

5.2.

Advances.  On  or  before  the  date  of  each  Advance  hereunder,  the  following  conditions shall be satisfied (or waived in writing by the Lender):

5.2.1.    no   Material   Adverse   Change   in   the   financial   condition   or   operations   of   the

Borrower shall have occurred after the Effective Date;

5.2.2.    no  Event  of  Default  has occurred and  is continuing or  will occur  as a result  of  the

Advance;

5.2.3.    each  of  the  representations  and  warranties  herein  is  true  and  correct  as  of  the

date   of   such   Advance,   except   to   the   extent   that   such   representations   and

warranties  relate  to  an  earlier  date,  in  which  case  such  representations  and warranties were true and correct on and as of such earlier date;

5.2.4.    receipt  by  the  Lender  of  a  drawdown  notice  in  the  form  attached  hereto  as

Schedule "A"; and

5.2.5.    receipt  and  consent  by  the  Lender  of  a  Budget  prepared  by  the  Borrower  and attached to the drawdown notice.

6.

REPRESENTATIONS AND WARRANTIES

The  Borrower  represents  and  warrants  as  follows  to  the  Lender  and  acknowledges  and  confirms that the Lender is relying upon such representations and warranties:

6.1.1.    Status.   The  Borrower  is  duly  formed  and  validly  existing  under  the  laws  of  the

Province  of  Ontario.   The  Borrower  has  all  necessary  corporate  capacity,  power and  authority  to  own,  lease  and  operate  its  respective  properties  and  assets  and carry  on  its  business  as  presently  carried  on,  and  is  duly  licensed,  registered  or qualified in all jurisdictions where the character of its property owned or leased or the  nature  of  the  activities  conducted  by  it  makes  such  licensing,  registration  or qualification necessary or desirable.

6.1.2.    Authority. The Borrower has full corporate capacity, power and authority to enter

into   this   Agreement   and   to   do   all   acts   and   execute   and   deliver   all   other

documents as are required  hereunder to be  done,  observed  or performed by it or them in accordance with its terms.

6.1.3.    Valid  Authorization.  The  Borrower  has  taken  all  necessary  corporate  action  to

authorize   the   creation,   execution   and   delivery   of,   and   performance   of   its

obligations  under  this  Agreement,  in  accordance  with  the  terms  hereof,  and  this

Agreement,   when   signed   and   delivered,   will   have   been   duly   executed   and

delivered in accordance with such corporate action.

6.1.4.    Validity   and   Enforceability.   This   Agreement   constitutes   valid   and   legally

binding  obligations  of  the  Borrower,  enforceable  against  it  in  accordance  with  its

terms,   subject   only   to   applicable   bankruptcy,   insolvency   and   other   laws   of

general  application  limiting  the  enforceability  of  creditors'  rights,  and  to  general principles  of  equity,  including  the  fact  that  specific  performance  is  an  equitable remedy, available only in the discretion of the court.

6.1.5.    No  Default.  As  of  the  Effective  Date,  no  Event  of  Default  or  pending  Event  of

Default has occurred and is continuing.

6.1.6.    Claims.  The  Borrower  and  each  Subsidiary  has  maintained  its  obligations  for payroll,  source  deductions  and  retail  sales  tax  and  is  not  in  arrears  in  respect  of these obligations.

6.1.7.    Pension.     Neither   the   Borrower   or   any  Subsidiary   sponsors   any  registered

pension plans for the benefit of the Borrower or the Subsidiaries' employees.

6.1.8.    Information.   All  factual  information  provided  by  or  on  behalf  of  the  Borrower  to

the   Lender   for   purposes   of   or   in   connection   with   this   Agreement   or   any

transaction  contemplated  herein,  is  true  and  accurate  in  all  material  respects  on the  date  as  of  which  such  information  is  dated  or  certified  and  is  not  incomplete by  omitting  to  state  any  fact  necessary  to  make  such  information  (taken  as  a whole)  not  materially  misleading  at  such  time  in  light  of  the  circumstances  under which such information was provided.

6.1.9.    No  Violation.   The  execution,  delivery  and  performance  by  the  Borrower  of  this

Agreement will not violate any provisions of:

6.1.9.1.

any    applicable    Law    or    Governmental    Authorization    of    any

Governmental Authority having jurisdiction, or

6.1.9.2.

its  constating  documents,  or  any  agreement,  deed,  undertaking  or instrument to which it is a party or by which it or its assets are bound.

6.1.10.  Actions  Pending.   There  is  no  action,  suit,  investigation  or  proceeding  pending or,  to  the  knowledge  of  the  Borrower,  threatened  against  the  Borrower  or  any

Subsidiary which  purports  to affect the validity or enforceability of  this Agreement or  which  would  reasonably  be  expected  to,  if  adversely  determined,  have  a

Material Adverse Effect.

6.1.11.  Title  to  Assets.   The  Borrower  has  good  and  valid  title  to  all  of  its  Collateral,

subject only to inchoate or statutory Liens.

6.1.12.  Intellectual  Property.   As  of  the  date  hereof,  no  Intellectual  Property  is  owned by  or  licensed  to  the  Borrower  or  any  Subsidiaries  other  than  the  Borrower  IP

Assets  and  the  Borrower  IP  Assets  are  accurately  described  in  this  Agreement.

Except  as  would  not  result  in  a  Material  Adverse  Change,  all  licences  relating  to the Borrower IP Assets are in good standing and has been registered in all public offices  where  it  is  desirable  to  do  so  in  order  to  protect  the  interest  therein.

Neither  the  Borrower  nor  any  Subsidiary  has  granted  any  licence  or  sub-licence of  the  Borrower  IP  Assets,  except  in  the  ordinary  course  of  business  and  on terms which would not result in a Material Adverse Change.

6.1.13.  Relevant Jurisdictions.   As of the date hereof, the only jurisdictions  in which the

Borrower   now   carries   on   business   or   holds   inventory,   equipment   (including

leased  equipment)  or  other  Collateral  are  the  Province  of  Ontario  and  the  State

of New York.

The  representations  and  warranties  set  out  in  this  Agreement  shall  survive  the  execution  and delivery  of  this  Agreement  and  the  making  of  each  Advance,  notwithstanding  any  investigations

or  examinations  which  may  be  made  by  the  Lender  or  its  counsel.   Such  representations  and

warranties shall survive until this Agreement has been terminated.

7.

COVENANTS

7.1.

Positive Covenants. The Borrower covenants and agrees with the Lender as follows:

7.1.1.    Punctual  Payment.   The  Borrower  shall  duly  and  punctually  pay  or  cause  to  be paid  the  Obligations  at  the  times,  at  the  places  and  in  the  manner  specified herein.

7.1.2.    Proceeds.   The   Borrower   shall   use   the   proceeds   of   the   Credit   Facility   in

accordance with Section 2.5.

7.1.3.    Compliance  with  Law.  The  Borrower  shall,  and  shall  cause  each  Subsidiary  to,

comply  in  all  material  respects  with  all  applicable  laws,  rules  and  regulations applicable to its business.

7.1.4.    Status,  Business.    The  Borrower  shall,  and  shall  cause  each  Subsidiary  to,

preserve,  renew  and  keep  in  full  force  and  effect  its  corporate  existence  and  its material  licenses,  approvals,  permits,  etc.  required  in  respect  of  its  business,

properties, assets, activities or operations.

7.1.5.    Information.  The  Borrower  shall,  and  shall  cause  each  Subsidiary  to,  deliver  to the  Lender  such  reporting  and  other  information  from  time  to  time  reasonably requested  by  the  Lender  at  the  times  requested  and  in  form  and  substance

satisfactory  to  the  Lender,  acting  reasonably.    The  Borrower  shall,  and  shall

cause each  Subsidiary to,  use reasonable efforts  to keep the Lender  apprised on a  timely  basis  of  all  material  developments  with  respect  to  the  business  and affairs of the Borrower.

7.1.6.    Maintenance   and   Operations.     The   Borrower   shall,   and   shall   cause   each

Subsidiary  to,  care  for,  maintain,  protect  and  preserve  its  assets,  property  and undertaking in accordance with sound industry practice.

7.1.7.    Inspection  Rights.  The  Borrower  shall,  and  shall  cause  each  Subsidiary  to,

allow  the  Lender  or  its  agents  and  advisors  on  reasonable  notice  during  regular business  hours  to  enter  on  and  inspect  each  of  its  assets  and  properties,  and provide  the  Lender  and  its  agents  or  advisors  on  reasonable  notice  and  during normal  business  hours  full  access  to  the  books  and  records  of  the  Borrower  and

each   Subsidiary  and  cause  management  thereof   to  full  co-operate   with  the

Lender, its agents and advisors, accordingly.

7.1.8.    Notifications.  The  Borrower  shall  immediately  notify  in  writing  the  Lender  of  the occurrence of any Event of Default or any pending Event of Default.

7.1.9.    Change  of  Name.    The  Borrower  shall  notify  the  Lender  at  least  14  days  in advance of any change in its name or the location of its chief executive office.

7.1.10.  Taxes.   The  Borrower  shall,  and  shall  cause  each  Subsidiary  to,  promptly  pay,

when  due,  all  taxes,  assessments,  deductions  at  source,  royalties,  income  tax  or levies for  which the payment is guaranteed by legal privilege,  prior claim, or legal hypothec, without subrogation or consolidations.

7.1.11.  Insurance.   The  Borrower  shall,  and  shall  cause  each  Subsidiary  to,  maintain  in full  force  and  effect  such  policies  of  insurance  issued  by  insurers  of  recognized

standing   insuring   such   properties   and   operations   of   the   Borrower   and   the

Subsidiaries  against  loss  or  damage  under  insurance  terms  commonly  used  in the business of the kind of asset being insured.

7.1.12.  Protection of Security.  The Borrower shall, and shall cause each Subsidiary to,

do  all  things  reasonably  requested  by  the  Lender  to  protect  and  maintain  the

security  contained   in   Section   4   and   the   priority  thereof   in   relation   to   other

Persons.

7.1.13.  Further  Assurances.  The  Borrower  shall,  and  shall  cause  each  Subsidiary  to,

from  time  to  time  do  all  such  further  acts  and  things  and  execute  and  deliver  all such  documents  as  are  required  in  order  to  effect  the  full  intent  of  and  fully perform  and  carry  out  the  terms  of  this  Agreement,  including  the  execution  and delivery  of  security  agreements  or  any  other  documentation  requested  by  the

Lender in connection herewith.

7.2.

Negative Covenants. The Borrower covenants and agrees with the Lender as follows:

7.2.1.    Limitation on Debt.  The Borrower shall, and shall cause each Subsidiary to, not incur,  create  or  permit  to  exist  any  indebtedness,  other  than:  (i)  indebtedness existing on the Effective Date; (ii)  indebtedness incurred hereunder; and (iii) trade payables incurred in the ordinary course of business.

7.2.2.    Limitation  on  Liens.   The  Borrower  shall,  and  shall  cause  each  Subsidiary  to,

not  create,  issue,  incur,  assume  or  permit  to  exist  any  liens,  security  interests  or other  charges  (collectively,  Liens)  upon  any  property,  assets  or  undertaking owned  by  it,  other  than:  (i)  Liens  existing  on  the  Effective  Date;  (ii)  Liens  created in favour of the Lender under this Agreement; and (iii) inchoate or statutory Liens.

7.2.3.    Limitation  on  Dispositions.   Other  than  in  the  ordinary  course  of  business,  the

Borrower  shall,  and  shall  cause  each  Subsidiary  to,  not  sell,  transfer,  assign,

abandon,  surrender,  exchange,  lease,  sublease,  convey,  encumber  or  otherwise dispose  of,  or  permit  the  sale,  transfer,  assignment,  abandonment,  surrender,

exchange,   lease,   sublease,   conveyance,   grant   of   encumbrance   or   other

disposition  of  any of  its  property,  assets  and  undertaking  without  the  prior  written consent of the Lender.

7.2.4.    Limitation  on  Payments.  The  Borrower  shall,  and  shall  cause  each  Subsidiary to,  not  make  any distribution,  payment  or  investment  or  in  respect  of  any existing indebtedness  or  trade  or  unsecured  liabilities  of  the  Borrower  unless  any  such distribution, payment or investment is permitted by written consent of the Lender.

7.2.5.    Limitation on Reorganizations.  Other than the Transaction, the Borrower shall,

and  shall  cause  each  Subsidiary  to,  not  enter  into  any  transaction  or  series  of transactions  (including  by  way  of  reorganization,  consolidation,  amalgamation,

merger,  liquidation  or  otherwise)  which  would  have  the  effect  or  which  would otherwise  result  in  all  or  substantially  all  of  its  property,  assets  and  undertaking becoming the property of any other  person, or in the case of an amalgamation, of the continuing corporation resulting therefrom.

8.

EVENTS OF DEFAULT

8.1.

Events of Default.  Each of the following events shall constitute an Event of Default:

8.1.1.    Non-Payment.  If  the  Borrower  fails  to  pay  any  amount  when  due  and  payable hereunder and such default is not remedied within  3 business days.

8.1.2.    Covenants.   If   the   Borrower   fails   to   observe   or   perform   any   covenant   or

obligation  under  this  Agreement,  the  Arrangement  Agreement  or  in  any  other

Loan  Document  on  its  part  to  be  observed  or  performed  (other  than  a  covenant or  obligation  whose  breach  or  default  in  performance  is  specifically  dealt  with elsewhere  in  this  Section  8.1)  and,  if  such  breach  or  default  is  capable  of  being cured,  the  Borrower  shall  fail  to  cure  such  breach  or  default  within  a  period  of  5 consecutive  days  after  the  earlier  of  (A)  the  date  on  which  an  officer  of  the

Borrower  becomes  aware  of  such  failure  or  (B)  the  date  on  which  written  notice thereof  is  given  by  the  Lender  to  the  Borrower  specifying  such  breach  or  default and requiring the Borrower to remedy or cure the same.

8.1.3.    Incorrect   Representations.   If   the   Borrower   makes   any   representation   or

warranty  under  this  Agreement,  the  Arrangement  Agreement  or  any  of  the  Loan

Documents  to  which  it  is  a  party  which  is  incorrect  or  incomplete  in  any  material respect  when  made  or  deemed  to  be  made  and  (i)  the  incorrect  or  incomplete representation  or  warranty  is  not  capable  of  being  remedied  by  the  Borrower,  or

(ii)  if  the  matter  is  capable  of  being  remedied  by  the  Borrower,  the  same  shall  be continued  unremedied  for  more  than  5  consecutive  days  after  the  Borrower

receiving   written   notice   from   the   Lender   of   such   incorrect   or   misleading

representation or warranty.

8.1.4.    Invalidity.   If  any of  the  Loan  Documents  is  or  becomes  invalid  or  unenforceable and  such  invalidity  or  unenforceability  continues  for  at  least  5  days  after  written notice thereof is given by the Lender to the Borrower.

8.1.5.    Insolvency.  If  under  the  Companies'  Creditors  Arrangement  Act  (Canada),  the

Bankruptcy  and  Insolvency  Act  (Canada),  the  Winding  Up  Act  (Canada)  or  any

other bankruptcy, insolvency or analogous laws:

8.1.5.1.

the Borrower makes a general assignment for the benefit of creditors,

files  or  presents  a  petition,  makes  a  proposal  or  commits  any  act  of bankruptcy,

8.1.5.2.

any  action  is  taken  by  or  against  the  Borrower  or  any  Subsidiary  for its  winding  up,  liquidation  or  for  the  appointment  of  a  liquidator,

trustee  in  bankruptcy,  custodian,  curator,  sequestrator,  receiver  or  if any  other  officer  with  similar  powers  be  appointed  over  the  Borrower or  any  Subsidiary  or  if  a  judgment  or  order  shall  be  entered  by  any

court    or    jurisdiction    approving    a    petition    for    reorganization,

arrangement  or  composition  of  or  in  respect  of  the  Borrower  or  any

Subsidiary  and,  in  the  case  of  any  such  action,  appointment  or  entry initiated  by  a  third  party  against  the  Borrower  or  any  Subsidiary,  if such  action  or  appointment  shall  continue  undismissed  or  unstayed for a period of 20 days, or

8.1.5.3.

the Borrower or any Subsidiary is adjudged or declared bankrupt.

8.1.6.    Termination  of  Arrangement  Agreement.  If  the  Arrangement  Agreement  is

terminated for any reason.

8.1.7.    Adverse  Change.  If  a  Material  Adverse  Change  occurs  and  is  not  remedied within 5 days, as determined by the Lender acting reasonably.

8.2.

Remedies.    If  an  Event  of  Default  occurs,  the  Lender  may,  by  notice  in  writing  to  the

Borrower,  cancel  the  availability  of  the  Credit  Facility  and/or  declare  all  or  any  part  of  the outstanding  Loans  thereunder,  together  with  all  accrued  and  unpaid  interest  thereon,  to be immediately due and payable, whereupon:

8.2.1.    all  such  amounts  shall  become  immediately  due  and  payable,  without  protest,

presentment,  demand  or  further  notice  of  any  kind,  all  of  which  are  expressly waived  by  the  Borrower,  and  the  Borrower  hereby  unconditionally  promises  and agrees to immediately pay such amounts to the Lender;

8.2.2.    set-off,  without  prior  notice  to  the  Borrower,  any amounts  owing  by  the  Lender  to the Borrower against any outstanding Obligations;

8.2.3.    this Agreement and the Loan Documents shall become enforceable; and

8.2.4.    the  Lender  shall  be  entitled  to  exercise  all  rights  and  remedies  available  to  it under  this  Agreement,  any  of  the  Loan  Documents,  at  law,  in  equity,  by  statute,

or otherwise.

9.

MISCELLANEOUS

9.1.

Notice.     Any   notice   or   other   communication   hereunder   shall   be   in   writing   and,   if

delivered,  it  shall  be  considered  received  on  the  day  it  is  given  to  an  officer  of  the recipient,  or  if  by  facsimile  transmission  or,  if  any  email  address  is  provided  below,  by email  transmission  in  PDF  format  during  normal  business  hours  on  a  business  day,  it

shall   be   considered   received   on   the   same   day   as   the   transmission   thereof   was

successfully completed to the number or email address provided as follows:

9.1.1.    In the case of the Lender:

Mobile Integrated Systems, Inc.

25 Adelaide Street East, Suite 502

Toronto, ON  M5C 3A1

Attention: Murray P.J.B. Simser, President and Chief Executive Officer

Facsimile: (416) 479-0851

with a copy to:

Norton Rose Canada LLP

3700, 400 - 3rd Avenue SW

Calgary, Ontario  T2P 4H2

Attention: Christopher M. Wolfenberg

Facsimile: (403) 264-5973

9.1.2.    In the case of the Borrower:

Quantitative Alpha Trading Inc.

750 - 36 Toronto Street

Toronto, ON  M5C 2C5

Attention: Chief Executive Officer

Facsimile: (905) 629-3222

with a copy to:

Aird & Berlis LLP

Brookfield Place

181 Bay Street

Suite 1800, Box 754

Toronto, ON  M5J 2T9

Attention: Richard M. Kimel

Facsimile: (416) 863-1515

9.2.

Assignment.   The  Borrower  may  not  assign  its  rights  or  obligations  hereunder  without

the  prior  written  consent  of  the  Lender.   The  Lender  may assign  in  whole  or  in  part  all  of

its  rights  and  obligations  under  this  Agreement  and  the  Loan  Documents  to  any  person without requiring the consent of the Borrower.

9.3.

Further  Assurances.    Each  party  hereto  shall,  at  the  request  of  the  other  (but  at  the expense  of  the  Borrower),  perform  all  such  further  acts  and  execute  and  deliver  all  such further  documents  as  may,  in  the  reasonable  opinion  of  the  other,  be  necessary  or desirable in order to fully perform and carry out the purpose and intent of  this Agreement.

9.4.

Counterparts.   This   Agreement   may   be   executed   in   any   number   of   counterparts,

including  by electronic  means,  each  of  which  shall  be  deemed  to  be  an  original and  all  of which  taken  together  shall  be  deemed  to  constitute  one  and  the  same  instrument,  and  it shall  not  be  necessary  in  making  proof  of  this  Agreement  to  produce  or  account  for more than one such counterpart.

IN  WITNESS  WHEREOF  the  parties  hereto  have  caused  this  Agreement  to  be  duly  executed  as  of  the date first above written.

MOBILE INTEGRATED SYSTEMS, INC.

By:

(signed) "Murray P.J.B. Simser"

Murray P.J.B. Simser

President and Chief Executive Officer

QUANTITATIVE ALPHA TRADING INC.

By:

(signed) "James McGovern"

James McGovern

Chief Executive Officer

SCHEDULE "A"

DRAWDOWN NOTICE

To:

The Lender

Re:

Bridge  Loan  Agreement  dated  as  of  August  20,  2012  (such  Bridge  Loan  Agreement,  as  it  may be amended, supplemented or otherwise modified or restated from  time to time,  is referred to as the  Credit  Agreement),  by  and  between  Quantitative  Alpha  Trading  Inc.,  as  borrower  (the

Borrower), and Mobile Integrated Systems, Inc., as lender (the Lender)

1

The date of the Advance is the ______ day of _______________, 20__.

2

The  undersigned  hereby irrevocably requests  that  the  following  Advance  under  the  Credit  Facility be made available:

Amount:

$________________________________

3

The undersigned certifies to the Lender that:

(a)

no  Material  Adverse  Change  in  the  financial  condition  or  operations  of  the  Borrower  has occurred since the Effective Date;

(b)

all  representations  and  warranties  contained  in  the  Loan  Documents  (excluding  those representations and  warranties  which  are expressly limited  to  the  Effective  Date)  are true and correct in all material respects as if made on such date; and

(c)

on  the  date  hereof,  no  pending  Event  of  Default  or  Event  of  Default  exists  and  no  Event of Default will occur as a result of the making of the  Advance contemplated herein.

4

This Notice is irrevocable.

5

Attached hereto as Exhibit A is the Budget of the Borrower.

6

Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this ______ day of _________________, ______.

QUANTITATIVE ALPHA TRADING INC.

By:

_________________________________

Name:

Title:

The Lender hereby consents to the Advance and to the Budget of the Borrower attached hereto.

MOBILE INTEGRATED SYSTEMS, INC.

By:

_________________________________

Name:

Title:

Exhibit A to the Drawdown Notice

Budget of the Borrower

To be attached.